Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports First Quarter of 2023 Unaudited Financial Results

•	A total of 8,592 hotels or 820,099 hotel rooms in operation as of March 31, 2023.

•	Hotel turnover[1] increased 71.3% year-over-year to RMB16.2 billion in the first quarter of 2023. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 68.8% year-over-year in the first quarter of 2023.

•	Revenue increased 67.1% year-over-year to RMB4.5 billion (US$652 million)[2] in the first quarter of 2023, surpassing the revenue guidance previously announced of a 61% to 65% increase compared to the first quarter of 2022. Revenue from the Legacy-Huazhu segment in the first quarter of 2023 increased 58.0% year-over-year, exceeding the revenue guidance previously announced of a 53% to 57% increase.

•	Net income attributable to H World Group Limited was RMB990 million (US$144 million) in the first quarter of 2023, compared with a net loss attributable to H World Group Limited of RMB630 million in the first quarter of 2022 and a net loss attributable to H World Group Limited of RMB124 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.2 billion in the first quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB307 million in the first quarter of 2022 and a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB84 million in the previous quarter.

•	EBITDA (non-GAAP) in the first quarter of 2023 was RMB1.6 billion (US$238 million), compared with a negative RMB301 million in the first quarter of 2022 and RMB529 million in the previous quarter. EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.7 billion in the first quarter of 2023, compared with a negative RMB61 million in the first quarter of 2022 and RMB528 million in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.7 billion (US$240 million) in the first quarter of 2023, compared with a negative RMB333 million in the first quarter of 2022 and RMB398 million in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) was RMB1.7 billion in the first quarter of 2023, compared with a negative RMB93 million in the first quarter of 2022 and RMB397 million in the previous quarter.

•	For the second quarter of 2023, H World expects its revenue growth to be in the range of 51%-55% compared to the second quarter of 2022, or in the range of 64%-68% excluding DH.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8676 on March 31, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Singapore/Shanghai, China, May 29, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the first quarter ended March 31, 2023.

As of March 31, 2023, H World’s worldwide hotel network in operation totaled 8,592 hotels and 820,099 rooms, including 128 hotels from DH. During the first quarter of 2023, our Legacy-Huazhu business opened 262 hotels, including 2 leased and owned hotels and 260 manachised and franchised hotels, and closed a total of 209 hotels, including 5 leased and owned hotels and 204 manachised and franchised hotels. During the first quarter of 2023, the Legacy-DH business opened 2 hotels, including 1 leased hotel and 1 manachised and franchised hotel, and closed a total of 6 hotels, including 2 leased hotels and 4 manachised and franchised hotels. As of March 31, 2023, H World had a total of 2,339 unopened hotels in the pipeline, including 2,304 hotels from the Legacy-Huazhu business and 35 hotels from the Legacy-DH business.

Legacy-Huazhu Only – First Quarter 2023 Operational Highlights

As of March 31, 2023, Legacy-Huazhu had 8,464 hotels in operation, including 620 leased and owned hotels, and 7,844 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 793,927 hotel rooms in operation, including 88,416 rooms under the lease and ownership model, and 705,511 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,304 unopened hotels in its pipeline, including 13 leased and owned hotels, and 2,291 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

•	The ADR was RMB277 in the first quarter of 2023, compared with RMB224 in the first quarter of 2022, RMB240 in the previous quarter, and RMB221 in the first quarter of 2019.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 75.6% in the first quarter of 2023, compared with 59.2% in the first quarter of 2022, 66.2% in the previous quarter, and 80.6% in the first quarter of 2019.

•	Blended RevPAR was RMB210 in the first quarter of 2023, compared with RMB132 in the first quarter of 2022, RMB159 in the previous quarter, and RMB178 in the first quarter of 2019.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB210 in the first quarter of 2023, representing a 51.8% increase from RMB138 in the first quarter of 2022, with a 20.8% increase in ADR and a 15.7 percentage-point increase in occupancy rate.

Legacy-DH Only – First Quarter of 2023 Operational Highlights

As of March 31, 2023, Legacy-DH had 128 hotels in operation, including 80 leased hotels and 48 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 26,172 hotel rooms in operation, including 15,497 rooms under the lease model, and 10,675 rooms under the manachise and franchise models. Legacy-DH also had 35 unopened hotels in the pipeline, including 25 leased hotels and 10 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR104 in the first quarter of 2023, compared with EUR88 in the first quarter of 2022 and EUR122 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 53.5% in the first quarter of 2023, compared with 38.0% in the first quarter of 2022 and 59.3% in the previous quarter.

•	Blended RevPAR was EUR55 in the first quarter of 2023, compared with EUR33 in the first quarter of 2022 and EUR72 in the previous quarter.

Jin Hui, CEO of H World commented: “We are very pleased to see a strong beginning of the year in China post-reopening. For our Legacy-Huazhu business, RevPAR in Q1 2023 recovered to 118% of the Q1 2019 level. Broken down into monthly numbers, our RevPAR in January, February and March 2023 recovered to 96%, 140% and 120% of the 2019 levels of the corresponding months, respectively. The strong recovery was largely driven by the ADR growth in the first quarter due to pent-up demand, a combination of product mix change and continued product upgrades, as well as market penetration and synergy through regional offices. More importantly, our franchisees’ confidence level also gradually improved. It led to a strong momentum for our new signings, reaching over 670 new hotels during the quarter.”

“Regarding our business outside China, our Legacy-DH business continued its promising business recovery. Q1 2023 Blended RevPAR recovered to 94% of the 2019 level.”

First Quarter of 2023 Unaudited Financial Results

(RMB in millions)	Q1 2022	Q4 2022	Q1 2023
Revenue:
Leased and owned hotels	1,642	2,450	2,874
Manachised and franchised hotels	989	1,158	1,554
Others	50	98	52
Total revenue	2,681	3,706	4,480

Revenue in the first quarter of 2023 was RMB4.5 billion (US$652 million), representing a 67.1% year-over-year increase and a 20.9% sequential increase. Revenue from the Legacy-Huazhu segment in the first quarter of 2023 was RMB3.6 billion, representing a 58.0% year-over-year increase and a 30.4% sequential increase. The 58.0% year-over-year increase exceeds the previously announced revenue guidance of a 53% to 57% increase, which was mainly due to continued product upgrades, operational optimization at regional headquarters, and pent-up demand post-Covid re-opening policy. Revenue from the Legacy-DH segment in the first quarter of 2023 was RMB886 million, representing a 118.2% year-over-year increase and a 6.6% sequential decrease. The year-over-year increase was mainly due to the recovery of our European business since Europe’s opening-up in mid-February in 2022, and the sequential decrease was mainly due to hotel closures and seasonality.

Revenue from leased and owned hotels in the first quarter of 2023 was RMB2.9 billion (US$418 million), representing a 75.0% year-over-year increase and a 17.3% sequential increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the first quarter of 2023 was RMB2.0 billion, representing a 60.6% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the first quarter of 2023 was RMB854 million, representing a 122.4% year-over-year increase.

Revenue from manachised and franchised hotels in the first quarter of 2023 was RMB1.6 billion (US$226 million), representing a 57.1% year-over-year increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the first quarter of 2023 was RMB1.5 billion, representing a 57.7% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the first quarter of 2023 was RMB18 million, representing a 20.0% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB52 million (US$8 million) in the first quarter of 2023, compared to RMB50 million in the first quarter of 2022 and RMB98 million in the previous quarter.

(RMB in millions)	Q1 2022	Q4 2022	Q1 2023
Operating costs and expenses:
Hotel operating costs	(2,813)	(3,430)	(3,250)
Other operating costs	(11)	(22)	(11)
Selling and marketing expenses	(122)	(169)	(195)
General and administrative expenses	(462)	(440)	(425)
Pre-opening expenses	(26)	(14)	(9)
Total operating costs and expenses	(3,434)	(4,075)	(3,890)

Hotel operating costs in the first quarter of 2023 were RMB3.3 billion (US$473 million), compared to RMB2.8 billion in the first quarter of 2022 and RMB3.4 billion in the previous quarter. The year-over-year increase was mainly due to the recovery of Legacy-DH business. Hotel operating costs from the Legacy-Huazhu segment in the first quarter of 2023 were RMB2.4 billion, which represented 66.3% of the quarter’s revenue, compared to RMB2.3 billion or 99.1% of the revenue in the first quarter in 2022 and RMB2.4 billion or 88.7% of the revenue for the previous quarter.

Selling and marketing expenses in the first quarter of 2023 were RMB195 million (US$28 million), compared to RMB122 million in the first quarter of 2022 and RMB169 million in the previous quarter. The increase was mainly due to the recovery of both Legacy-Huazhu and Legacy-DH businesses. Selling and marketing expenses from the Legacy-Huazhu segment in the first quarter of 2023 were RMB117 million, which represented 3.3% of this quarter’s revenue, compared to RMB78 million or 3.4% of the revenue in the first quarter in 2022, and RMB88 million or 3.2% of the revenue for the previous quarter.

General and administrative expenses in the first quarter of 2023 were RMB425 million (US$62 million), compared to RMB462 million in the first quarter of 2022 and RMB440 million in the previous quarter. The decrease was mainly due to streamlined headquarters expenses. General and administrative expenses from the Legacy-Huazhu segment in the first quarter of 2023 were RMB312 million, which represented 8.7% of this quarter’s revenue, compared to RMB346 million or 15.2% in the first quarter in 2022 and RMB320 million or 11.6% for the previous quarter.

Pre-opening expenses in the first quarter of 2023 were primarily related to the Legacy-Huazhu segment and totaled RMB9 million (US$1 million), compared to RMB26 million in the first quarter of 2022 and RMB14 million in the previous quarter.

Other operating income, net in the first quarter of 2023 was RMB74 million (US$11 million), compared to RMB45 million in the first quarter of 2022 and RMB276 million in the previous quarter.

Income from operations in the first quarter of 2023 was RMB664 million (US$97 million), compared to losses from operations of RMB708 million in the first quarter of 2022 and losses from operations of RMB93 million in the previous quarter. Income from operations from the Legacy-Huazhu segment in the first quarter of 2023 was RMB822 million, compared to losses from operations of RMB416 million in the first quarter of 2022 and losses from operations of RMB3 million in the previous quarter. The Legacy-DH segment had a loss from operations of RMB158 million in the first quarter of 2023, compared to RMB292 million in the first quarter of 2022 and RMB90 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenue, was 14.8% in the first quarter of 2023, compared with a negative 26.4% in the first quarter of 2022 and a negative 2.5% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the first quarter of 2023 was 22.9%, compared with a negative 18.3% in the first quarter of 2022 and a negative 0.1% in the previous quarter.

Other income, net in the first quarter of 2023 was RMB514 million (US$75 million), compared to RMB59 million in the first quarter of 2022 and a negative RMB65 million for the previous quarter. The increase was mainly due to the sale of all of the Company’s holdings of Accor shares.

Gains from fair value changes of equity securities in the first quarter of 2023 were RMB13 million (US$2 million), compared to RMB54 million in the first quarter of 2022, and RMB140 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels, but we sold all of the Company’s holdings of Accor shares in March 2023.

Income tax expense in the first quarter of 2023 was RMB194 million (US$28 million), compared to an income tax benefit of RMB131 million in the first quarter of 2022 and income tax expense of RMB203 million in the previous quarter.

Net income attributable to H World Group Limited in the first quarter of 2023 was RMB990 million (US$144 million), compared with a net loss attributable to H World Group Limited of RMB630 million in the first quarter of 2022 and a net loss attributable to H World Group Limited of RMB124 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.2 billion in the first quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB307 million in the first quarter of 2022 and a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB84 million in the previous quarter.

EBITDA (non-GAAP) in the first quarter of 2023 was RMB1.6 billion (US$238 million), compared with a negative RMB301 million in the first quarter of 2022 and RMB529 million in the previous quarter. EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.7 billion in the first quarter of 2023, compared with a negative RMB61 million in the first quarter of 2022 and RMB528 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.7 billion (US$240 million) in the first quarter of 2023, compared with a negative RMB333 million in the first quarter of 2022 and RMB398 million in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) was RMB1.7 billion in the first quarter of 2023, compared with a negative RMB93 million in the first quarter of 2022 and RMB397 million in the previous quarter.

Cash flow. Operating cash inflow in the first quarter of 2023 was RMB1.8 billion (US$267 million). Investing cash inflow in the first quarter of 2023 was RMB2.0 billion (US$289 million). The investing cash inflow was mainly due to the sale of all of the Company’s holdings of Accor shares for net proceeds to the Company of approximately EUR300 million in March. Financing cash inflow in the first quarter of 2023 was RMB1.5 billion (US$213 million). The financing cash inflow was mainly due to our successful completion of a follow-on public offering of 7,118,500 ADSs with net proceeds of approximately RMB2.0 billion in January.

Cash and cash equivalents and restricted cash. As of March 31, 2023, the Company had a total balance of cash and cash equivalents of RMB9.0 billion (US$1.3 billion) and restricted cash of RMB1.4 billion (US$202 million).

Debt financing. As of March 31, 2023, the Company had a total debt and net cash balance of RMB9.4 billion (US$1.4 billion) and RMB957 million (US$139 million), respectively, and the unutilized credit facility available to the Company was RMB2.0 billion.

Guidance

In the second quarter of 2023, H World expects its revenue growth to be in the range of 51%-55% as compared to the second quarter of 2022, or in the range of 64%-68% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Monday, May 29, 2023 (9 a.m. Hong Kong time on Tuesday, May 30, 2023) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI06e8970e467241ed8d3d88d65a544383. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/kc248r24 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA; adjusted EBITDA from the Legacy-Huazhu segment and adjusted EBITDA from the Legacy-DH segment excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities is that share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that gains and losses from changes in fair value of equity securities are generally less significant in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and may continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2023, H World operated 8,592 hotels with 820,099 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2023, H World operates 13 percent of its hotel rooms under the lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2022	March 31, 2023
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,583	8,963	1,305
Restricted cash	1,503	1,389	202
Short-term investments	1,788	96	14
Accounts receivable, net	1,113	936	136
Loan receivables, net	134	129	19
Amounts due from related parties, current	178	195	28
Inventories	70	63	9
Other current assets, net	809	804	117
Total current assets	9,178	12,575	1,830

Property and equipment, net	6,784	6,544	953
Intangible assets, net	5,278	5,302	772
Operating lease right-of-use assets	28,970	29,200	4,252
Finance lease right-of-use assets	2,047	2,096	305
Land use rights, net	199	197	29
Long-term investments	1,945	1,931	281
Goodwill	5,195	5,216	760
Amounts due from related parties, non-current	6	6	1
Loan receivables, net	124	127	18
Other assets, net	688	692	101
Deferred tax assets	1,093	1,086	158
Total assets	61,507	64,972	9,460

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,288	2,874	418
Accounts payable	1,171	915	133
Amounts due to related parties	71	95	14
Salary and welfare payables	657	538	78
Deferred revenue	1,308	1,400	204
Operating lease liabilities, current	3,773	3,799	553
Finance lease liabilities, current	41	44	6
Accrued expenses and other current liabilities	2,337	3,388	493
Income tax payable	500	381	56
Total current liabilities	13,146	13,434	1,955

Long-term debt	6,635	6,521	950
Operating lease liabilities, non-current	27,637	27,777	4,045
Finance lease liabilities, non-current	2,513	2,577	375
Deferred revenue	828	870	127
Other long-term liabilities	977	1,003	146
Deferred tax liabilities	858	849	124
Retirement benefit obligations	110	111	16
Total liabilities	52,704	53,142	7,738

Equity:
Ordinary shares	0	0	0
Treasury shares	(441)	(441)	(64)
Additional paid-in capital	10,138	12,129	1,766
Retained earnings	(1,200)	(210)	(31)
Accumulated other comprehensive income	232	271	39
Total H World Group Limited shareholders' equity	8,729	11,749	1,710
Noncontrolling interest	74	81	12
Total equity	8,803	11,830	1,722
Total liabilities and equity	61,507	64,972	9,460

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8676 on March 31, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(in millions, except share, per-share and per-ADS data)
Revenue:
Leased and owned hotels	1,642	2,450	2,874	418
Manachised and franchised hotels	989	1,158	1,554	226
Others	50	98	52	8
Total revenues	2,681	3,706	4,480	652

Operating costs and expenses:
Hotel operating costs:
Rents	(1,026)	(956)	(1,051)	(153)
Utilities	(155)	(162)	(204)	(30)
Personnel costs	(838)	(981)	(1,036)	(151)
Depreciation and amortization	(357)	(351)	(346)	(50)
Consumables, food and beverage	(206)	(289)	(278)	(40)
Others	(231)	(691)	(335)	(49)
Total hotel operating costs	(2,813)	(3,430)	(3,250)	(473)
Other operating costs	(11)	(22)	(11)	(2)
Selling and marketing expenses	(122)	(169)	(195)	(28)
General and administrative expenses	(462)	(440)	(425)	(62)
Pre-opening expenses	(26)	(14)	(9)	(1)
Total operating costs and expenses	(3,434)	(4,075)	(3,890)	(566)
Other operating income (expense), net	45	276	74	11
Income (losses) from operations	(708)	(93)	664	97
Interest income	18	27	44	6
Interest expense	(109)	(117)	(130)	(19)
Other income (expense), net	59	(65)	514	75
Gains (losses) from fair value changes of equity securities	54	140	13	2
Foreign exchange gain (loss)	(61)	181	104	15
Income (loss) before income taxes	(747)	73	1,209	176
Income tax (expense) benefit	131	(203)	(194)	(28)
Income (loss) from equity method investments	(33)	3	(15)	(2)
Net income (loss)	(649)	(127)	1,000	146
Net (income) loss attributable to noncontrolling interest	19	3	(10)	(2)
Net income (loss) attributable to H World Group Limited	(630)	(124)	990	144

Gain arising from defined benefit plan, net of tax	-	22	-	-
Gains(losses) from fair value changes of debt securities, net of tax	-	57	-	-
Foreign currency translation adjustments, net of tax	(4)	82	39	6
Comprehensive income (loss)	(653)	34	1,039	152
Comprehensive (income) loss attributable to noncontrolling interest	19	3	(10)	(2)
Comprehensive income (loss) attributable to H World Group Limited	(634)	37	1,029	150

Earnings (losses) per share:
Basic	(0.20)	(0.04)	0.31	0.05
Diluted	(0.20)	(0.04)	0.30	0.04

Earnings (losses) per ADS:
Basic	(2.02)	(0.40)	3.12	0.45
Diluted	(2.02)	(0.40)	3.05	0.44

Weighted average number of shares used in computation:
Basic	3,118,897,668	3,109,528,097	3,174,229,716	3,174,229,716
Diluted	3,118,897,668	3,109,528,097	3,343,723,364	3,343,723,364

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(649)	(127)	1,000	146
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	22	9	27	4
Depreciation and amortization, and other	399	369	385	56
Impairment loss	-	390	-	-
Loss (Income) from equity method investments, net of dividends	80	(3)	15	2
Investment (income) loss	(57)	(362)	(544)	(79)
Changes in operating assets and liabilities	(888)	1,008	1,020	147
Other	172	(242)	(59)	(9)
Net cash provided by (used in) operating activities	(921)	1,042	1,844	267

Investing activities:
Capital expenditures	(425)	(229)	(222)	(32)
Acquisitions, net of cash received	(56)	2	-	-
Purchase of investments	(77)	(23)	(1)	(0)
Proceeds from maturity/sale of investments	376	370	2,200	320
Loan advances	(74)	(30)	(34)	(5)
Loan collections	55	52	34	5
Other	0	7	4	1
Net cash provided by (used in) investing activities	(201)	149	1,981	289

Financing activities:
Net proceeds from issuance of ordinary shares	-	-	1,973	287
Payment of share repurchase	(191)	-	-	-
Proceeds from debt	809	2,288	428	62
Repayment of debt	(462)	(3,670)	(889)	(129)
Other	(10)	(19)	(50)	(7)
Net cash provided by (used in) financing activities	146	(1,401)	1,462	213

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16)	79	(21)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(992)	(131)	5,266	766
Cash, cash equivalents and restricted cash at the beginning of the period	5,141	5,217	5,086	741
Cash, cash equivalents and restricted cash at the end of the period	4,149	5,086	10,352	1,507

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(in millions, except shares, per-share and per-ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(630)	(124)	990	144
Share-based compensation expenses	22	9	27	4
(Gains) losses from fair value changes of equity securities	(54)	(140)	(13)	(2)
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(662)	(255)	1,004	146

Adjusted earnings (losses) per share (non-GAAP)
Basic	(0.21)	(0.08)	0.32	0.05
Diluted	(0.21)	(0.08)	0.31	0.05

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(2.12)	(0.82)	3.17	0.46
Diluted	(2.12)	(0.82)	3.09	0.45

Weighted average number of shares used in computation
Basic	3,118,897,668	3,109,528,097	3,174,229,716	3,174,229,716
Diluted	3,118,897,668	3,109,528,097	3,343,723,364	3,343,723,364

	Quarter Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(in millions, except per-share and per-ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(630)	(124)	990	144
Interest income	(18)	(27)	(44)	(6)
Interest expense	109	117	130	19
Income tax expense (benefit)	(131)	203	194	28
Depreciation and amortization	369	360	367	53
EBITDA (non-GAAP)	(301)	529	1,637	238
Share-based compensation expense	22	9	27	4
(Gains) losses from fair value changes of equity securities	(54)	(140)	(13)	(2)
Adjusted EBITDA (non-GAAP)	(333)	398	1,651	240

H World Group Limited

Financial Summary

	Quarter Ended March 31, 2022			Quarter Ended December 31, 2022			Quarter Ended March 31, 2023
	Legacy- Huazhu	Legacy-DH	Total	Legacy- Huazhu	Legacy-DH	Total	Legacy- Huazhu	Legacy-DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	1,258	384	1,642	1,537	913	2,450	2,020	854	2,874	418
Manachised and franchised hotels	974	15	989	1,130	28	1,158	1,536	18	1,554	226
Others	43	7	50	90	8	98	38	14	52	8
Revenue	2,275	406	2,681	2,757	949	3,706	3,594	886	4,480	652

Hotel operating costs	(2,255)	(558)	(2,813)	(2,446)	(984)	(3,430)	(2,383)	(867)	(3,250)	(473)
Selling and marketing expenses	(78)	(44)	(122)	(88)	(81)	(169)	(117)	(78)	(195)	(28)
General and administrative expenses	(346)	(116)	(462)	(320)	(120)	(440)	(312)	(113)	(425)	(62)
Pre-opening expenses	(26)	-	(26)	(14)	(0)	(14)	(9)	0	(9)	(1)
Income (losses) from operations	(416)	(292)	(708)	(3)	(90)	(93)	822	(158)	664	97

Net income (loss) attributable to H World Group Limited	(307)	(323)	(630)	(84)	(40)	(124)	1,155	(165)	990	144
Interest income	(18)	(0)	(18)	(27)	(0)	(27)	(44)	(0)	(44)	(6)
Interest expense	77	32	109	84	33	117	99	31	130	19
Income tax expense (benefit)	(123)	(8)	(131)	260	(57)	203	202	(8)	194	28
Depreciation and amortization	310	59	369	295	65	360	304	63	367	53
EBITDA (non-GAAP)	(61)	(240)	(301)	528	1	529	1,716	(79)	1,637	238
Share-based Compensation	22	-	22	9	-	9	27	-	27	4
(Gains) losses from fair value changes of equity securities	(54)	-	(54)	(140)	-	(140)	(13)	-	(13)	(2)
Adjusted EBITDA (non-GAAP)	(93)	(240)	(333)	397	1	398	1,730	(79)	1,651	240

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2023	Closed (2) in Q1 2023	Net added in Q1 2023	As of March 31, 2023	As of March 31, 2023
Leased and owned hotels	2	(5)	(3)	620	88,416
Manachised and franchised hotels	260	(204)	56	7,844	705,511
Total	262	(209)	53	8,464	793,927

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)      The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2023, we temporarily closed 7 hotels for brand upgrade and business model change purposes.

	As of March 31, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,880	903
Leased and owned hotels	348	1
Manachised and franchised hotels	4,532	902
Midscale and upscale hotels	3,584	1,401
Leased and owned hotels	272	12
Manachised and franchised hotels	3,312	1,389
Total	8,464	2,304

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2022	2022	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	263	279	337	28.4%
Manachised and franchised hotels	218	236	269	23.4%
Blended	224	240	277	23.9%
Occupancy Rate (as a percentage)
Leased and owned hotels	56.7%	63.1%	76.3%	+19.6 p.p.
Manachised and franchised hotels	59.6%	66.6%	75.5%	+16.0 p.p.
Blended	59.2%	66.2%	75.6%	+16.4 p.p.
RevPAR (in RMB)
Leased and owned hotels	149	176	257	72.9%
Manachised and franchised hotels	130	157	203	56.4%
Blended	132	159	210	58.3%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	258	337	30.8%
Manachised and franchised hotels	211	269	27.4%
Blended	221	277	25.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	83.6%	76.3%	-7.3p.p.
Manachised and franchised hotels	79.8%	75.5%	-4.3p.p.
Blended	80.6%	75.6%	-5.0p.p.
RevPAR (in RMB)
Leased and owned hotels	216	257	19.4%
Manachised and franchised hotels	169	203	20.5%
Blended	178	210	17.6%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,427	3,427	111	160	44.6%	171	208	21.3%	64.7%	77.1%	+12.4
Leased and owned hotels	332	332	116	190	63.2%	188	241	28.5%	62.0%	78.7%	+16.7
Manachised and franchised hotels	3,095	3,095	110	155	41.4%	168	202	19.8%	65.2%	76.9%	+11.7
Midscale and upscale hotels	2,433	2,433	167	263	57.1%	292	344	18.0%	57.3%	76.3%	+19.0
Leased and owned hotels	250	250	187	319	71.1%	355	426	20.2%	52.7%	75.0%	+22.3
Manachised and franchised hotels	2,183	2,183	164	253	54.4%	282	330	17.3%	58.1%	76.5%	+18.4
Total	5,860	5,860	138	210	51.8%	227	274	20.8%	61.1%	76.7%	+15.7

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2023	Closed in Q1 2023	Net added in Q1 2023	As of March 31, 2023(4)	As of March 31, 2023	As of March 31, 2023
Leased hotels	1	(2)	(1)	80	15,497	25
Manachised and franchised hotels	1	(4)	(3)	48	10,675	10
Total	2	(6)	(4)	128	26,172	35

(3)	Legacy-DH refers to DH.
(4)	As of March 31, 2023, a total of 2 hotels were temporarily closed. 1 hotel was closed due to flood damage, and 1 hotel was closed due to repair work.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2022	2022	2023	change
Average daily room rate (in EUR)
Leased hotels	90	114	108	19.9%
Manachised and franchised hotels	85	134	97	13.9%
Blended	88	122	104	17.7%
Occupancy rate (as a percentage)
Leased hotels	34.1%	60.0%	53.0%	+18.9 p.p.
Manachised and franchised hotels	44.0%	58.3%	54.1%	+10.2 p.p.
Blended	38.0%	59.3%	53.5%	+15.5 p.p.
RevPAR (in EUR)
Leased hotels	31	68	57	86.2%
Manachised and franchised hotels	38	78	53	40.1%
Blended	33	72	55	65.8%

Hotel Portfolio by Brand

	As of March 31, 2023
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	4,896	387,694	916
HanTing Hotel	3,285	291,489	596
Hi Inn	445	23,193	129
Ni Hao Hotel	184	13,553	153
Elan Hotel	747	35,255	1
Ibis Hotel	219	22,308	24
Zleep Hotels	16	1,896	13
Midscale hotels	2,956	322,093	1,103
Ibis Styles Hotel	87	9,114	34
Starway Hotel	563	47,691	206
JI Hotel	1,758	206,410	639
Orange Hotel	548	58,878	224
Upper midscale hotels	590	84,317	250
CitiGO Hotel	34	5,337	5
Crystal Orange Hotel	164	21,239	60
Manxin Hotel	114	10,903	57
Madison Hotel	56	7,369	41
Mercure Hotel	139	22,532	47
Novotel Hotel	19	4,734	12
IntercityHotel(5)	56	10,742	23
MAXX (6)	8	1,461	5
Upscale hotels	126	20,494	59
Jaz in the City	3	587	1
Joya Hotel	8	1,368	-
Blossom House	53	2,470	46
Grand Mercure Hotel	8	1,674	4
Steigenberger Hotels & Resorts(7)	54	14,395	8
Luxury hotels	15	2,318	5
Steigenberger Icon(8)	9	1,847	1
Song Hotels	6	471	4
Others	9	3,183	6
Other hotels(9)	9	3,183	6
Total	8,592	820,099	2,339

(5)	As of March 31, 2023, 5 operational hotels and 10 pipeline hotels of IntercityHotel were in China.

(6)	As of March 31, 2023, 3 operational hotels and 5 pipeline hotels of MAXX were in China.

(7)	As of March 31, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of March 31, 2023, 3 operational hotels of Steigenberger Icon were in China.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).